SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, DC 20549


                                  --------------------

                                      FORM 11-K
                                    ANNUAL REPORT
                            PURSUANT TO SECTION 15(D) OF THE
                               SECURITIES EXCHANGE ACT

                                   --------------------

x  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
   OF 1934.

   For the fiscal year ended December 31, 1995
                             -----------------
                                   OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

   For the transition period from ________________ to __________________

   Commission file number 0-3797

     A. Full title of the plan and the address of the Plan, if different from that ot the issuer named below:

               The MasTec, Inc. 401(k) Retirement Savings Plan

     B. Name of the issuer of the securities held pursuant to the Plan and address of its principal executive office:

               MasTec, Inc.
               3351 N.W. 77th Avenue
               Miami, Florida  33122

                             REQUIRED INFORMATION

 4.  Financial Statements

     The Plan hereby files its financial statements for the fiscal year ended December 31, 1995, prepared in accordance with the financial reporting requirement of the Employee Retirement Income Security Act of 1974.

                                THE MASTEC, INC.

                         401(K) RETIREMENT SAVINGS PLAN

                    REPORTS ON AUDITS OF FINANCIAL STATEMENTS

                           AND SUPPLEMENTAL SCHEDULES

                 for the years ended December 31, 1995 and 1994



Table of Contents                                                  Pages

Report of Independent Accountants                                  4


Financial Statements:
   Statement of Net Assets Available for Benefits                  5
      as of December 31, 1995
   Statement of Changes in Net Assets Available for Benefits
   for the year ended December 31, 1995                            6
   Statement of Net Assets Available for Benefits
      as of December 31, 1994                                      7
   Statement of Changes in Net Assets Available for Benefits
       for the year ended December 31, 1994                        8
   Notes to Financial Statements                                   9-14


Supplemental Schedules:
   Item 27a of Form 5500 - Schedule of Assets Held for Investment
       Purposes as of December 31, 1995                            15
   Item 27d of Form 5500 - Schedule of Reportable Transactions
       for the year ended December 31, 1995                        16

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Trustees of the
The MasTec, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for the years ended December 31, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the years ended December 31, 1995 and 1994, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes of The MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 1995, and Reportable Transactions for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Miami, Florida
May 17, 1996

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1995

                                         Guaranteed   Income &       Growth      Mastec        Life      Diversified
                                         Interest      Growth      Opportunities Common      Insurance     Equity
                                           Fund         Fund          Fund       Stock Fund    Fund         Fund          Total
Assets:
Investments at fair value (Note 2)       $         0  $   405,049  $ 1,299,364  $  178,290  $    71,776  $         0  $ 1,954,479
Participant notes receivable                 108,798            0            0           0            0            0      108,798
Cash and cash equivalents                     39,529       22,330       55,527       1,414           29        5,835      124,664
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
                                             148,327      427,379    1,354,891     179,704       71,805        5,835    2,187,941

Investment, at contract value (Note 2):
  ITT Hartford Life Insurance Company
   Group Annuity Contract #GA-3565         3,231,172            0            0           0            0            0    3,231,172
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
      Total investments                    3,379,499      427,379    1,354,891     179,704       71,805        5,835    5,419,113
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Receivables:
  Participants' contributions                 66,471       18,657       29,457      24,184          917            0      139,686
  Interest receivable                         18,806           56          556          72            0            0       19,490
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
      Total receivables                       85,277       18,713       30,013      24,256          917            0      159,176
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Due from (to) other funds                     28,363      (16,466)     (11,897)          0            0            0            0
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

      Total assets                       $ 3,443,139  $   429,626  $ 1,373,007  $  203,960  $    72,722  $     5,835  $ 5,578,289
                                          ===========  ===========  ===========  ==========  ===========  ===========  ===========

Liabilities:
  Due to Brokers                         $    32,928  $     6,869  $    46,720  $        0  $         0  $         0  $    86,517
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
      Total liabilities                       32,928        6,869       46,720           0            0            0       86,517
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Net assets available for benefits        $ 3,460,211  $   422,757  $ 1,326,287  $  203,960  $    72,722  $     5,835  $ 5,491,772
                                          ===========  ===========  ===========  ==========  ===========  ===========  ===========










The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS year ended December 31, 1995

                                         Guaranteed   Income &       Growth      Mastec        Life      Diversified
                                         Interest      Growth      Opportunities Common      Insurance     Equity
                                           Fund         Fund          Fund       Stock Fund    Fund         Fund          Total
Additions to net assets attributed to:
Investment income:
  Net appreciation in fair value of
   investments                           $         0  $    28,709  $   256,108  $   18,032  $         0  $         0  $   302,849
  Interest and dividends                     212,886       14,906       32,366         114        1,745          340      262,357
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
                                             212,886       43,615      288,474      18,146        1,745          340      565,206

Contributions:
  Participants'                              510,028      130,972      226,302     160,150        9,340           29    1,036,821
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

   Total additions                           722,914      174,587      514,776     178,296       11,085          369    1,602,027
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Deductions from net assets attributed to:
  Participants withdrawals                   964,681       26,545      166,179       4,992       28,264            0    1,190,661
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
   Total deductions                          964,681       26,545      166,179       4,992       28,264            0    1,190,661
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Net (decrease) increase prior to transfers  (241,767)     148,042      348,597     173,304      (17,179)         369      411,366

  Transfers                                   27,358      (58,800)      44,617     (12,823)           0         (352)           0
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

  Net (decrease) increase                   (214,409)      89,242      393,214     160,481      (17,179)          17      411,366

Net assets available for benefits:
  Beginning of year                        3,674,620      333,515      933,073      43,479       89,901        5,818    5,080,406
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

  End of year                            $ 3,460,211  $   422,757  $ 1,326,287  $  203,960  $    72,722  $     5,835  $ 5,491,772
                                          ===========  ===========  ===========  ==========  ===========  ===========  ===========











The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 1994

                                         Guaranteed   Income &       Growth      Mastec        Life      Diversified
                                         Interest      Growth      Opportunities Common      Insurance     Equity
                                           Fund         Fund          Fund       Stock Fund    Fund         Fund          Total
Assets:

Investments at fair value (Note 2)       $         0  $   304,809  $   928,837  $   19,526  $    88,029  $         0  $ 1,341,201
Participant notes receivable                 140,442            0            0           0            0            0      140,442
Cash and cash equivalents                     30,880          138        3,601           0            0        5,818       40,437
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
                                             171,322      304,947      932,438      19,526       88,029        5,818    1,522,080
Investment, at contract value (Note 2):
  ITT Hartford Life Insurance Company
   Group Annuity Contract #GA-3565         3,384,009            0            0           0            0            0    3,384,009
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
      Total investments                    3,555,331      304,947      932,438      19,526       88,029        5,818    4,906,089
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Receivables:
  Participants' contributions                 91,822       28,182       36,636      14,171        1,872            0      172,683
  Interest receivable                            745          386          395         108            0            0        1,634
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
      Total receivables                       92,567       28,568       37,031      14,279        1,872            0      174,317
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Due from (to) other funds                     26,722            0      (36,396)      9,674            0            0            0
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

      Total assets                       $ 3,674,620  $   333,515  $   933,073  $   43,479  $    89,901  $     5,818  $ 5,080,406
                                          ===========  ===========  ===========  ==========  ===========  ===========  ===========

Net assets available for benefits        $ 3,674,620  $   333,515  $   933,073  $   43,479  $    89,901  $     5,818  $ 5,080,406
                                          ===========  ===========  ===========  ==========  ===========  ===========  ===========
















The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS year ended December 31, 1994

                                         Guaranteed   Income &       Growth      Mastec        Life      Diversified
                                         Interest      Growth      Opportunities Common      Insurance     Equity
                                           Fund         Fund          Fund       Stock Fund    Fund         Fund          Total

Additions to net assets attributed to:
Investment income:
  Net appreciation/(depreciation)
   in fair value of investments          $         0  $    (9,300) $   (65,305) $    2,383  $         0  $    (2,396) $   (74,618)
  Interest and dividends                     278,743        3,302       54,802         108        1,144        3,768      341,867
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------
                                             278,743       (5,998)     (10,503)      2,491        1,144        1,372      267,249

Contributions:
  Participants'                              540,915       79,250       78,106      31,314       15,717       85,905      831,207
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

   Total additions                           819,658       73,252       67,603      33,805       16,861       87,277    1,098,456
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Deductions from net assets attributed to:
  Participants withdrawals                 1,588,931       35,612       42,286           0       25,394      461,648    2,153,871
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

   Total deductions                        1,588,931       35,612       42,286           0       25,394      461,648    2,153,871
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

Net (decrease) increase prior to transfers  (769,273)      37,640       25,317      33,805       (8,533)    (374,371)  (1,055,415)

  Transfers                                 (326,200)     295,875      907,756       9,674            0     (887,105)           0
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

  Net (decrease) increase                 (1,095,473)     333,515      933,073      43,479       (8,533)  (1,261,476)  (1,055,415)

Net assets available for benefits:
  Beginning of year                        4,770,093            0            0           0       98,434    1,267,294    6,135,821
                                          -----------  -----------  -----------  ----------  -----------  -----------  -----------

  End of year                            $ 3,674,620  $   333,515  $   933,073  $   43,479  $    89,901  $     5,818  $ 5,080,406
                                          ===========  ===========  ===========  ==========  ===========  ===========  ===========









The accompanying notes are an integral part of these financial statements.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.        Description of Plan:

     The following description of the MasTec, Inc. (the "Company") 401(K) Retirement Savings Plan (the "Plan") provides only general information. The Plan agreement contains a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all employees of the Company who are age twenty-one or older and are scheduled to work 1,000 or more hours. Eligible participants may enter the Plan on January 1 or July 1. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is exempt from federal and state income taxes.

     The Plan is administered by the Employee Benefits Committee (Plan Administrators). The Board of Directors has appointed First Union National Bank as Trustee of the Plan for all funds except for the MasTec Common Stock Fund which is administered by the Company. Plan assets are held by four custodians (First Fidelity - New England Securities, ITT Hartford Life Insurance Company, First Colony Life Insurance Company and First Union National Bank). The Barclay Group (Plan's Recordkeeper) performs certain administrative services including maintenance of participant records. (See Note 7).

     Contributions

     Participants may contribute from 1% to 15% of their pre-tax annual compensation, subject to certain dollar amount limits, as defined in the plan agreement. The maximum contribution allowed during 1995 and 1994 was $9,240.

     Participant Accounts

     Each participant's account is credited with the participant's contribution, the Company's discretionary contribution, if any, any rollovers into the Plan (permitted at the discretion of the plan administrator) and an allocation of the Plan's earnings. Each participant's account is reduced by any withdrawals or distributions and an allocation of (a) his share of investment losses and depreciation in value of investments and (b) administrative fees paid by the Plan if not paid by the Company. The benefit to which a participant is entitled is the participant's vested account balance.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.        Description of the Plan, Continued:

     Investment Options

     Upon enrollment in the Plan, a participant may direct contributions to any of four investment options. Participants may elect to invest contributions in a single fund in 5% increments, among any of the following:

       Hartford Guaranteed Interest Fund - Funds are invested in contracts with the Hartford Life Insurance Company ("Hartford Life") which provides for repayment of principal and annual interest at guaranteed rates for a fixed period. During 1995 and 1994, the minimum guaranteed rate was 6.5% and 6.9%, respectively. The guaranteed interest rate is determined before the start of each year by Hartford Life. The fair value and average yield approximates the contract value and the minimum guaranteed rate, respectively, as of December 31, 1995.

       Fidelity Adviser Income and Growth Fund - Funds are invested
       in   U.S.   Treasury   issues,  corporate   bonds,   foreign
       investments, convertible securities and stocks.

       Fidelity Advisor Growth Opportunities Fund - Funds are invested in traditional growth stocks and debt securities.

       MasTec  Common  Stock Fund - Funds are  invested  solely  in shares of the common stock, par value $0.10 per share of MasTec, Inc. The fund will buy up to 500,000 shares, as determined under the rules of ERISA and the Internal Revenue Code (IRC).

       A participant may not invest more than 50% of his aggregate contributions in the MasTec, Inc. common stock fund.

       Life Insurance Fund - The fund was not offered as an investment option to participants after July 1, 1994.

       Diversified Equity Fund - The fund was not offered as an investment option to participants after July 1, 1994.

     Transfers and Rollovers

     Participants may rollover balances held in other qualified retirement plans at the discretion of the Plan Administrators.

     Withdrawals

     Certain withdrawals from participant accounts are only allowed for financial hardship (in accordance with IRS regulations).

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.        Description of the Plan, Continued:

     Participant Notes Receivable

     Participants may borrow a maximum of the lesser of (1) $50,000 or (2) fifty percent (50%) of their individual vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans bear interest at rates determined by the Plan Administrators generally at 2% over Prime.

     Payment of Benefits

     On termination of service, due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred under certain circumstances to normal retirement age. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

     Vesting

     Participants are immediately vested in their contributions and rollovers and the earnings thereon. Participants are vested in Company contributions, if any, to the extent reflected below:


               Years of Service                  Percentage

               Less than 3                       30
               3                                 33
               4                                 67
               5 or more                         100



     Participants forfeit the portion of their account balance to the extent not vested. There were no amounts forfeited as of December 31, 1995 and 1994.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

2.        Summary of Significant Accounting Policies:

     The significant accounting policies followed by the Plan are as follows:

     Basis of Accounting

     The   financial  statements  of  the  Plan  are  prepared   in
     conformity with generally accepted accounting principles.

     Valuation of Investments and Income Recognition

     The Plan's investments are valued by the custodians (Note 1) and are stated at fair value using quoted market prices.

     Purchase and sales transactions are recorded on a trade date basis. Any gain or loss resulting from the sale of fund units is determined as the difference between the sales proceeds and the average cost of the units sold. Investment income is recorded on the accrual basis.

     Investment Income

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation/depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Participant Withdrawals

     Withdrawals made by participants are recorded when paid.

     Administrative Costs

     All administrative expenses of the Plan, including, without limitation, the allocable portion of compensation of plan administrative staff and fees of employee benefits consultants, legal counsel, and auditors' fees are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part. The Company assumed responsibility for administrative expenses for the years ended December 31, 1995 and 1994.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3.        Investment Contract With Insurance Company:

   The Plan has entered into a Group Annuity Contract with the Hartford Life Insurance Company ("ITT Hartford"). ITT Hartford maintains the contributions in an Immediate Participation Fund. The fund is credited with earnings (i.e., interest on each minimum monthly balance in the Fund during the contract year) and charged for Plan withdrawals and administrative expenses incurred by ITT Hartford. The contract is included in the financial statements at contract value, as reported to the Plan by ITT Hartford. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals, and administrative expenses. The fair value and average yield approximates the contract value and the minimum guaranteed rate, respectively, as of December 31, 1995.

4.        Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

5.        Reconciliation of Financial Statements to Form 5500:

          The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                       1995       1994

     Net assets available for benefits per the
       financial statements                       $ 5,491,772   $ 5,080,406
     Amounts allocated to withdrawing participants   (153,676)     (566,612)
                                                   -----------   -----------
     Net assets available for Plan benefits
       per the Form 5500                          $ 5,338,096   $ 4,513,794
                                                   ===========   ===========

     The  following  is  a  reconciliation  of  benefits  paid   to
     participants per the financial statements to the Form 5500:

                                                                Year ended
                                                            December 31, 1995

     Withdrawals paid to participants per the financial
       statements                                                $ 1,190,661
     Add: Amounts allocated to withdrawing participants
       at December 31, 1995                                          153,676
     Less: Amounts allocated to withdrawing participants
       at December 31, 1994                                         (566,612)
                                                                  -----------
     Withdrawals to participants per the Form 5500                   777,725
                                                                  ===========
    Amounts allocated to withdrawing participants are recorded on Form 5500 for claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

THE MASTEC, INC. 401(K) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6.        Tax Status:

     The Internal Revenue Service has determined and informed the Company by a letter dated August 13, 1992, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.



7.        Subsequent Events:

           In 1996, the Board of Directors of MasTec, Inc. passed a resolution to remove First Union National Bank and the Barclay Group as Trustee and Recordkeeper, respectively, of the Plan and appointed Norwest Bank, Minnesota, N.A. and GreatWest Life as Trustee and Recordkeeper, respectively.

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27a OF FORM 5500 - SCHEDULE OF ASSETS
HELD FOR INVESTMENT PURPOSES
as of December 31, 1995


(a) Participating
     Units or Par
       Value        (b) Identity of Party                   (c) Description of Investment        (d) Cost        (e) Fair Value

        N/A         ITT Hartford Life Insurance Company     Guaranteed Interest Contract - 6.5%    $ 3,231,172    $ 3,231,172

        N/A         Participant loans, fully amortized      Loans to participants 8.00% - 11.00%             0        108,798

      25,783        First Fidelity New England Securities   Income & Growth Fund                       385,571        405,049

      41,067        First Fidelity New England Securities   Growth Opportunities Fund                1,101,742      1,299,364

      14,122        MasTec, Inc.                            Common Stock Fund                          155,867        178,290

        N/A         First Colony Life Insurance Company     Life Insurance Fund                        129,012         71,776
                                                                                                    -----------    -----------
                                                                                                   $ 5,003,364    $ 5,294,449
                                                                                                    ===========    ===========

THE MASTEC, INC.
401(K) RETIREMENT SAVINGS PLAN
ITEM 27d OF FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS* for the year ended December 31, 1995

                                                                                                    (f) Value of
                                                                                                       Assets on
                                                           (c) Purchase   (d) Selling  (e) Cost of    Transaction  (g) Net Gain
(a) Identity of Party Involved  (b) Description of Assets        Price         Price        Asset         Date        of (Loss)

ITT Hartford Life Insurance     Guaranteed Interest Contract
        Company                     Purchases                $ 873,955    $        0     $        0      $ 873,955     $     0
                                    Sales                            0     1,026,775      1,026,792              0         (17)

First Fidelity New England      Income and Growth Fund
        Securities                  Purchases                  325,698             0              0        325,698           0
                                    Sales                            0        70,858         69,845              0       1,013

First Fidelity New England      Growth Opportunities Fund
        Securities                  Purchases                  255,427             0              0        255,427           0
                                    Sales                            0       215,063        219,299              0      (4,236)

First Union National Bank       Fidelity Institutional Cash
                                  Domestic Portfolio #59
                                    Purchases                1,904,298             0              0      1,904,298           0
                                    Sales                            0     1,896,506      1,896,506              0           0

First Union National Bank       Fidelity Institutional Cash
                                  Domestic Portfolio #690
                                    Purchases                  457,403             0              0        457,403           0
                                    Sales                            0       497,408        497,408              0           0




* Under ERISA, a reportable transaction is defined as a transaction or series of transactions during the plan year that involves more than 5% of the fair value of the plan assets at the beginning of the plan year.















                                                            Page 16 of 16




